SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

LG Display Co., Ltd.

(f/k/a LG.Philips LCD Co., Ltd.)

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No X

Q2 08 Earnings Results

I. Performance in Q2 2008 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q2 08	Q1 08	Q2 07	QoQ	YoY
Quarterly Results
Revenues	4,211	4,036	3,355	4.3%	25.5%
Operating Income	889	881	150	0.9%	492.7%
Ordinary Income	930	915	124	1.6%	650.0%
Net Income	759	717	228	5.9%	232.9%

II. IR Event of Q2 2008 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q2 08 Earnings Results of LG Display

4. Date & Time:	4:30 p.m. (Korea Time) on July 9, 2008 in Korean
9:00 p.m. (Korea Time) on July 9, 2008 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:

Jin Jun Lee, Assistant, Financing Team
(82-2-3777-1005)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q2 08 Earnings Results is attached as an appendix and accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q2 08 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q2 08	Q1 08	Q2 07	QoQ	YoY
Quarterly Results
Revenues	4,211	4,036	3,355	4.3%	25.5%
Operating Income	900	892	147	0.9%	512.2%
Ordinary Income	918	886	147	3.6%	524.5%
Net Income	745	673	262	10.7%	184.4%

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q2 08	Q1 08	Q2 07	QoQ	YoY
Quarterly Results
Revenues	4,069	4,182	3,267	-2.7%	24.5%
Operating Income	831	948	139	-12.3%	497.8%
Ordinary Income	891	978	122	-8.9%	630.3%
Net Income	731	761	228	-3.9%	220.6%

Attached:   1) Press Release

 2) Presentation Material

LG DISPLAY REPORTS SECOND QUARTER 2008 RESULTS

SEOUL, Korea – July 9, 2008 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ending June 30, 2008.

•

Sales in the second quarter of 2008 increased by 4% to KRW 4,211 billion from sales of KRW 4,036 billion in the first quarter of 2008, and increased by 26% compared to KRW 3,355 billion in the second quarter of 2007.

•

Operating profit in the second quarter of 2008 was KRW 889 billion compared to an operating profit of KRW 881 billion in the first quarter of 2008, and an operating profit of KRW 150 billion in the second quarter of 2007.

•

EBITDA in the second quarter of 2008 was KRW 1,587 billion, an increase of 1% from KRW 1,566 billion in the first quarter of 2008, and a year-on-year increase of 90% from KRW 835 billion in the second quarter of 2007.

•

Net income in the second quarter of 2008 was a profit of KRW 759 billion compared to a profit of KRW 717 billion in the first quarter of 2008 and a profit of KRW 228 billion in the second quarter of 2007.

“Our record-setting operating profit in this year’s second quarter came from our constant efforts toward overall reform of our business structure,” said Young Soo Kwon, CEO of LG Display. “We will develop sustainable competitive advantages and continue to foster close relationships with our customers, offering them superior technology and reliable quality.”

On July 9, LG Display’s Board of Directors approved investment in an additional Gen 6 facility in Gumi, Korea. The company hopes to maintain market leadership in the ever-increasing 16:9 notebook PC and monitor LCD market by investing KRW 1,361 billion in this new facility, which is expected to start mass production in the second quarter of 2009.

Overall, the company shipped a total of 3.3 million square meters of net display area in the second quarter of 2008, an increase of 3% quarter-on-quarter. TFT-LCD panels for TVs, monitors, notebook PCs and mobile&other applications accounted for 43%, 26%, 26% and 5%, respectively, on a revenue basis in the second quarter of 2008.

The average selling price per square meter of net display area shipped was USD 1,274, which was a decrease of approximately 5% compared to the average of the first quarter of 2008.

For the second quarter of 2008, the cost of goods sold per square meter of net display area shipped in USD basis decreased by 5% from the first quarter of 2008. The main factors contributing to this cost reduction were the productivity improvement through Min-Loss activities and a favorable foreign exchange rate.

Cash and cash equivalents including short term financial instruments of LG Display were KRW 3,835 billion as of June 30, 2008. Total debt was KRW 4,276 billion. Net debt was KRW 441 billion and the net debt-to-equity ratio was 5% as of June 30, 2008, compared to 12% as of March 31, 2008.

LG Display increased its 2008 annual CAPEX from approximately KRW 3 trillion to approximately KRW 4.5 trillion including investment in an additional Gen 6.

Outlook

The following expectations are based on information as of July 9, 2008. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total net display area shipment to increase by a low twenties percentage in the third quarter. COGS reduction per square meter is expected to be a mid to high single digit percentage in the third quarter.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on July 9, 2008, at 4:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 both for callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 145091#.

About LG Display

LG Display Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG Display currently operates seven fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 22,000 employees operating in ten countries around the world.

Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
C.H.Lee
LG Display
Tel: +822-3777-1581
Email: ch.lee@lgdisplay.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Jacquelyn Park, Manager, PR Team
LG.Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-0938
Email: bsleeb@lgdisplay.com	Email: smile-pbs@lgdisplay.com

LG Display

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2008				2007
	Three months ended Jun 30		Six months ended Jun 30		Three months ended Jun 30		Six months ended Jun 30
REVENUES	4,211,346	100%	8,246,957	100%	3,354,581	100%	6,077,037	100%
Cost of goods sold	(3,083,009)	-73%	(6,055,941)	-73%	(3,042,320)	-91%	(5,813,965)	-96%

GROSS PROFIT	1,128,337	27%	2,191,016	27%	312,261	9%	263,072	4%

Selling, general & administrative	(239,182)	-6%	(420,762)	-5%	(162,527)	-5%	(320,940)	-5%

OPERATING INCOME	889,155	21%	1,770,254	21%	149,734	4%	(57,868)	-1%

Interest income	52,681	1%	91,940	1%	12,419	0%	20,854	0%
Interest expense	(35,339)	-1%	(74,996)	-1%	(52,934)	-2%	(102,034)	-2%
Foreign exchange gain (loss), net	15,854	0%	41,341	1%	10,913	0%	15,867	0%
Others, net	7,749	0%	16,385	0%	4,113	0%	1,434	0%

Total other income (expense)	40,945	1%	74,670	1%	(25,489)	-1%	(63,879)	-1%

INCOME BEFORE TAX	930,100	22%	1,844,924	22%	124,245	4%	(121,747)	-2%

Income tax (expense) benefit	(170,630)	-4%	(368,805)	-4%	104,242	3%	181,635	3%

NET INCOME(LOSS)	759,470	18%	1,476,119	18%	228,487	7%	59,888	1%

- These financial statements are provided for informational purposes only.

LG Display

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2008				2007
	Jun 30		Mar 31		Jun 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	890,034	5%	1,008,362	7%	1,237,643	9%	979,951	7%
short term financial instruments	2,945,000	17%	1,980,000	13%
Trade accounts and notes receivable	2,820,102	17%	2,613,982	17%	1,470,025	11%	892,594	7%
Inventories	1,386,935	8%	1,031,007	7%	961,911	7%	1,078,023	8%
Other current assets	688,277	4%	651,701	4%	557,951	4%	268,545	2%
Total current assets	8,730,348	52%	7,285,052	48%	4,227,530	31%	3,219,113	24%

Investments and other non-current assets	456,976	3%	440,447	3%	721,135	5%	906,892	7%
Property, plant and equipment, net	7,463,924	44%	7,384,831	48%	8,631,646	63%	9,061,801	68%
Intangible assets, net	181,860	1%	127,368	1%	114,047	1%	115,670	1%

Total assets	16,833,108	100%	15,237,698	100%	13,694,358	100%	13,303,476	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	1,456,041	9%	975,730	6%	630,074	5%	779,159	6%
Trade accounts and notes payable	1,108,533	7%	1,064,496	7%	976,534	7%	902,296	7%
Other payables and accrued liabilities	1,696,881	10%	1,280,996	8%	980,332	7%	1,259,664	9%

Total current liabilities	4,261,455	25%	3,321,222	22%	2,586,940	19%	2,941,119	22%

Long-term debt	2,819,704	17%	3,038,585	20%	4,026,528	29%	3,552,600	27%
Other non-current liabilities	191,908	1%	120,414	1%	94,970	1%	96,876	1%

Total liabilities	7,273,067	43%	6,480,221	43%	6,708,438	49%	6,590,595	50%

Common Stock and additional paid-in capital	4,100,150	24%	4,100,150	27%	4,100,150	30%	4,064,251	31%
Retained Earnings	5,391,156	32%	4,631,687	30%	2,899,261	21%	2,670,774	20%
Other comprehensive income	68,648	0%	25,554	0%	(13,491)	0%	(22,144)	0%
Controlling Interest equity	9,559,954	57%	8,757,391	57%	6,985,920	51%	6,712,881	50%
Minority Interest equity	87	0%	86	0%	0	0%	0	0%

Total shareholders’ equity	9,560,041	57%	8,757,477	57%	6,985,920	51%	6,712,881	50%

Total liabilities and shareholders’ equity	16,833,108	100%	15,237,698	100%	13,694,358	100%	13,303,476	100%

- These financial statements are provided for informational purposes only.

LG Display

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2008		2007
	Three months ended Jun 30	Six months ended Jun 30	Three months ended Jun 30	Six months ended Jun 30
Net Income	759,470	1,476,119	228,487	59,888
Depreciation	683,444	1,354,215	673,788	1,382,286
Amortization	14,459	28,591	11,597	23,135
Others	300,042	383,127	(135,519)	(253,867)

Operating Cash Flow	1,757,415	3,242,052	778,353	1,211,442
Net Change in Working Capital*	(518,011)	(929,591)	(390,343)	(496,387)

Change in accounts receivable	(206,120)	(480,412)	(586,974)	(619,271)
Change in inventory	(355,928)	(563,011)	116,113	90,794
Change in accounts payable	44,037	113,832	80,518	32,090

Cash Flow from Operation	1,239,404	2,312,461	388,010	715,055
Cash Flow from Investing	(1,571,254)	(3,096,367)	(511,746)	(1,003,576)

Acquisition of property, plant and equipment	(542,038)	(764,534)	(500,950)	(993,919)
(Delivery)	(693,060)	(1,137,121)	(244,225)	(588,999)
(Other account payables)	151,022	372,587	(256,725)	(404,920)
Intangible assets investment	(42,193)	(52,986)	(10,034)	(12,091)
Others	(987,023)	(2,278,847)	(762)	2,434

Cash Flow before Financing	(331,850)	(783,906)	(123,736)	(288,521)
Cash Flow from Financing Activities	198,914	731,271	381,428	571,802
Dividend	0	(268,362)	0	0
Third party investments in overseas subsidiaries	14,608	14,608	0	0

Net Cash Flow	(118,328)	(306,389)	257,692	283,281

*	Working Capital consists of net change in AR, Inventory & AP

- Working Capital includes F/X effect(FY2008)

- These financial statements are provided for informational purposes only.

LG Display

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2008				2007
	Three months ended Jun 30		Six months ended Jun 30		Three months ended Jun 30		Six months ended Jun 30
REVENUES	4,211,346	100%	8,246,957	100%	3,354,581	100%	6,077,037	100%
Cost of goods sold	(3,073,435)	-73%	(6,037,997)	-73%	(3,033,197)	-90%	(5,792,138)	-95%

GROSS PROFIT	1,137,911	27%	2,208,960	27%	321,384	10%	284,899	5%

Selling, general & administrative	(237,566)	-6%	(416,705)	-5%	(174,320)	-5%	(342,608)	-6%

OPERATING INCOME	900,345	21%	1,792,255	22%	147,064	4%	(57,709)	-1%

Interest income	53,512	1%	93,029	1%	12,419	0%	20,854	0%
Interest expense	(37,515)	-1%	(73,005)	-1%	(50,386)	-2%	(97,362)	-2%
Foreign exchange gain (loss), net	(3,128)	0%	(18,789)	0%	25,610	1%	23,275	0%
Others, net	4,880	0%	10,260	0%	12,218	0%	15,381	0%

Total other income (expense)	17,749	0%	11,495	0%	(139)	0%	(37,852)	-1%

INCOME BEFORE TAX	918,094	22%	1,803,750	22%	146,925	4%	(95,561)	-2%

Income tax (expense) benefit	(172,663)	-4%	(385,177)	-5%	115,343	3%	188,588	3%

NET INCOME(LOSS)	745,431	18%	1,418,573	17%	262,268	8%	93,027	2%

- These financial statements are provided for informational purposes only (Unaudited).

LG Display

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2008				2007
	Jun 30		Mar 31		Jun 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	890,034	5%	1,008,362	7%	1,237,643	9%	979,951	7%
Short term financial instruments	2,945,000	17%	1,980,000	13%	0	0%	0	0%
Trade accounts receivable	2,820,102	17%	2,613,982	17%	1,470,025	11%	892,594	7%
Inventories	1,386,935	8%	1,031,007	7%	961,166	7%	1,077,595	8%
Other current assets	697,610	4%	662,312	4%	564,552	4%	267,634	2%
Total current assets	8,739,681	52%	7,295,663	48%	4,233,386	31%	3,217,774	24%

Investments and other non-current assets	472,035	3%	472,255	3%	748,963	5%	917,362	7%
Property, plant and equipment, net	7,530,597	45%	7,448,961	49%	8,686,465	63%	9,116,897	68%
Intangible assets, net	161,445	1%	94,587	1%	71,608	1%	63,679	0%

Total assets	16,903,758	100%	15,311,466	100%	13,740,422	100%	13,315,712	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	1,456,275	9%	975,833	6%	630,453	5%	779,871	6%
Trade accounts payable	1,108,533	7%	1,064,496	7%	976,534	7%	902,296	7%
Other payables and accrued liabilities	1,702,537	10%	1,334,525	9%	1,016,826	7%	1,295,013	10%

Total current liabilities	4,267,345	25%	3,374,854	22%	2,623,813	19%	2,977,180	22%

Long-term debt	2,925,351	17%	3,118,687	20%	4,051,842	29%	3,540,018	27%
Other non-current liabilities	248,666	1%	123,226	1%	99,939	1%	100,234	1%

Total liabilities	7,441,362	44%	6,616,767	43%	6,775,594	49%	6,617,432	50%

Common stock and additional paid-in capital	4,042,523	24%	4,041,786	26%	4,037,239	29%	4,036,501	30%
Retained earnings	5,344,501	32%	4,599,071	30%	2,942,939	21%	2,680,671	20%
Other comprehensive income	75,285	0%	53,756	0%	(15,350)	0%	(18,892)	0%
Controlling Interest equity	9,462,309	56%	8,694,613	57%	6,964,828	51%	6,698,280	50%
Minority Interest equity	87	0%	86	0%	0	0%	0	0%

Total equity	9,462,396	56%	8,694,699	57%	6,964,828	51%	6,698,280	50%

Total liabilities and shareholders’ equity	16,903,758	100%	15,311,466	100%	13,740,422	100%	13,315,712	100%

- These financial statements are provided for informational purposes only (Unaudited).

LG Display

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2008		2007
	Three months ended Jun 30	Six months ended Jun 30	Three months ended Jun 30	Six months ended Jun 30
Net Income	745,431	1,418,573	262,268	93,027
Depreciation	686,332	1,360,674	675,158	1,385,024
Amortization	4,041	7,661	1,936	3,813
Others	321,611	455,144	(161,325)	(270,052)

Operating Cash Flow	1,757,415	3,242,052	778,037	1,211,812
Net Change in Working Capital*	(518,011)	(929,591)	(390,027)	(496,757)

Change in accounts receivable	(206,120)	(480,412)	(586,974)	(619,271)
Change in inventory	(355,928)	(563,011)	116,429	90,424
Change in accounts payable	44,037	113,832	80,518	32,090

Cash Flow from Operation	1,239,404	2,312,461	388,010	715,055
Cash Flow from Investing	(1,571,254)	(3,096,367)	(511,746)	(1,003,576)

Acquisition of property, plant and equipment	(542,038)	(764,534)	(500,950)	(993,919)
(Delivery)	(693,060)	(1,137,121)	(244,225)	(588,999)
(Other account payables)	151,022	372,587	(256,725)	(404,920)
Intangible assets investment	(42,193)	(52,986)	(10,034)	(12,091)
Others	(987,023)	(2,278,847)	(762)	2,434

Cash Flow before Financing	(331,850)	(783,906)	(123,736)	(288,521)
Cash Flow from Financing Activities	198,914	731,271	381,428	571,802
Dividend	0	(268,362)	0	0
Third party investments in overseas subsidiaries	14,608	14,608	0	0

Net Cash Flow	(118,328)	(306,389)	257,692	283,281

*	Working capital consists of net change in AR, inventory & AP.

- Working capital includes F/X effect.(FY2008)

- These financial statements are provided for informational purposes only (Unaudited).

Q2 ’08 Earnings Results

July 9, 2008

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through June 30, 2008, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgdisplay.com under the file name Q2 2008 Earnings Results Presentation.

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Q2 ’08 Earnings Results

3/25

Q2 ’08 Earnings Results

4/25

Revenues & Profit

Revenues Profit

(Unit : KRW B)

Q1 ’08 Q2 ’08 Q2 ’07

Q1 ’08 QoQ Q2 ’08 YoY Q2 ’07 4%

4,036 4,211 3,355 39% 38%

5,000

4,000

3,000

2,000

1,000

(Unit : KRW B, %)

Operating Income 881 1% 889 493% 150 26%

22% 21% 4%

EBITDA* 1,566 1% 1,587 90% 835 25%

Income before tax 915 2% 930 650% 124

Net Income 717 6% 759 233% 228

KGAAP (Consolidated)

Source: Company financials

* EBITDA = Operating Income + Depreciation + Amortization

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Balance Sheets & Financial Ratios

Balance Sheets

(Unit : KRW B)

Dec ’07 Q1 ’08 Q2 ’08

Assets 13,780 15,238 16,833

Current Assets 5,746 7,285 8,730

Cash* 1,981 2,988 3,835

Inventory 824 1,031 1,387

Fixed Assets 8,034 7,953 8,103

Liabilities 5,491 6,480 7,273

Current Liabilities 2,402 3,321 4,261

Long-Term Liabilities 3,089 3,159 3,012

Equity 8,289 8,758 9,560

Debt 3,406 4,014 4,276

Net Debt 1,425 1,026 441

* Cash includes short term financial instruments.

Source: Company financials

Financial Ratios

(Unit : %)

Dec ’07 Q1 ’08 Q2 ’08

Liabilities to Equity Ratio 66% 76% 74%

Current Ratio 239% 219% 205%

Net Debt to Equity Ratio 17% 12% 5%

KGAAP (Consolidated)

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Cash Flow

Net Cash Flow*

(Unit : KRW B)

Change in

218 Working Capital, etc.

Depreciation 698

CAPEX & Capital Investment 606

Net Income 759 633

Cash In Cash Out Net*

* Excludes cash flow from financing activities. KGAAP (Consolidated)

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Source: Company financials

Cash Flow
(Unit : KRW B)
Q2 ’08
Cash at the beginning of the Quarter
2,988

Cash Flow from Operation	1,239

Net Income	759

Depreciation & Amortization	698

Change in Working Capital	(518)
Others	300
Cash Flow from Investing Activities	(606)
Cash Flow from Financing Activities	214
Dividend	0
Other Financing Activities	214
Net Change in Cash	847
Cash at the end of the Quarter	3,835

Performance Highlights

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Shipments and ASP

Total K m²* ASP/m² ** (USD)

5000
4000	$1,274	$1,364	$1,375	$1,339	$1,274	$1,500
3000	2,822	3,127	3,418	3,188	3,275	$1,000
2000
1000
0	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08

Display area shipment in K m2 ASP per m2 (USD)

Source: Company financials

* Net display area shipped

** Quarterly average selling price per square meter of net display area shipped

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Revenue: Product Mix

100% 5% 6% 5%

21% 24% 26%

50% 24% 26% 26%

50% 44% 43%

0 Q4 ’07 Q1 ’08 Q2 ’08

TVs Monitors Notebooks Applications

Source: Company financials, USD Base

10/25

Q2 ’08 Capacity Update

Quarterly input capacity by Area (K m² )

5,000
4,000	3,898	4,554	4,761	4,727	5,092	P7
3,000	1,298	1,675	1,787	1,742	2,039
2,000	1,228	1,367	1,400	1,430	1,458	P6
1,000	549	605	641	639	653	P5
	437	487	501	490	517	P4
	386	420	432	426	425	P1-P3
0	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08

Source: Company financials

11/25

Outlook

12/25

Outlook

Q3 ’08

CAPEX Plan (KRW)

Approx. 4.5T

Total Shipment in m2 (QoQ)

3.2T

Low Twenties (%) up

Avg QoQ ASP per m2 (USD)

Mid teens (%) down

961B

0.5T

COGS per m2 (USD) 535B

Mid to high single digit (%) down 223B 0.8T

203B

2007 2008

Future P7 Max Capa Others

Source: Company financials (delivery base)

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Questions and Answers

14/25

Appendix

15/25

K GAAP Income Statement

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

Revenues

4,211

4,036

3,355

4%

26%

COGS

3,083

2,973

3,043

4%

1%

Gross Profit

1,128

1,063

312

6%

262%

Operating Income

889

881

150

1%

493%

EBITDA

1,587

1,566

835

1%

90%

Income before Tax

930

915

124

2%

650%

Net Income

759

717

228

6%

233%

Margin (%)

Gross Margin

27

26

9

1

18

Operating Margin

21

22

4

(1)

17

EBITDA Margin

38

39

25

(1)

13

Net Margin

18

18

7

0

11

Source: Unaudited, Company financials LG Display

K GAAP (Consolidated)

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K GAAP Balance Sheet

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

Assets

16,833

15,238

13,694

10%

23%

Cash*

3,835

2,988

1,238

28%

210%

Inventory

1,387

1,031

962

35%

44%

Liabilities

7,273

6,480

6,708

12%

8%

Short-term Debt

1,456

976

630

49%

131%

Long-term Debt

2,820

3,038

4,027

(-7%)

(-30%)

Shareholders’ Equity

9,560

8,758

6,986

9%

37%

Net Debt to Equity Ratio (%)

5

12

49

(7)

(44)

Source: Unaudited, Company financials K GAAP (Consolidated) * Cash includes short term financial instruments KRW2, 945B in Q2 ’08 and KRW1,980B in Q1 ’08 respectively.

LG Display

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K GAAP Cash Flow

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

Net Income

759

717

228

42

531

Depreciation & Amortization

698

685

685

13

13

Others

300

83

38

217

262

Working Capital*

(518)

(412)

(563)

(106)

45

Cash Flow from Operation

1,239

1,073

388

166

851

CF from Investing Activities**

(606)

(330)

(512)

(276)

(94)

CF before Financing Activities

633

743

(124)

(110)

757

Other Financing Activities

214

532

382

(318)

(168)

Dividend

0

(268)

0

268

0

Net Change in Cash

847

1,007

258

(160)

589

Source: Unaudited, Company financials K GAAP (Consolidated) * Working capital consists of net change in AR, inventory & AP.

- Working capital includes F/X effect (FY2008).

** Cash flow from investing activities excludes short term financial instruments KRW965B in Q2 ’08 and KRW1,195B in Q1 ’08 respectively.

LG Display

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US GAAP Income Statement

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

Revenues

4,211

4,036

3,355

4%

26%

COGS

3,073

2,965

3,034

4%

1%

Gross Profit

1,138

1,071

321

6%

255%

Operating Income

900

892

147

1%

512%

EBITDA

1,590

1,570

824

1%

93%

Income before Tax

918

886

147

4%

524%

Net Income

745

673

262

11%

184%

Margin (%)

Gross Margin

27

27

10

0

17

Operating Margin

21

22

4

(1)

17

EBITDA Margin

38

39

25

(1)

13

Net Margin

18

17

8

1

10

Source: Unaudited,Company financials

US GAAP (Consolidated)

LG Display

19/25

US GAAP Balance Sheet

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

Assets

16,904

15,311

13,740

10%

23%

Cash*

3,835

2,988

1,238

28%

210%

Inventory

1,387

1,031

961

35%

44%

Liabilities

7,442

6,617

6,775

12%

10%

Short-term Debt

1,456

976

630

49%

131%

Long-term Debt

2,925

3,119

4,052

(-6%)

(-28%)

Shareholders’ Equity

9,462

8,694

6,965

9%

36%

Net Debt to Equity Ratio (%)

6

13

49

(7)

(43)

Source: Unaudited, Company financials US GAAP (Consolidated) * Cash includes short term financial instrumentsKRW2,945B in Q2 ’08 and KRW1,980B in Q1 ’08 respectively.

LG Display

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US GAAP Cash Flow

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

Net Income

745

673

262

72

483

Depreciation & Amortization

690

678

677

12

13

Others

322

134

19

188

303

Working Capital*

(518)

(412)

(570)

(106)

52

Cash Flow from Operation

1,239

1,073

388

166

851

CF from Investing Activities**

(606)

(330)

(512)

(276)

(94)

CF before Financing

633

743

(124)

(110)

757

Other Financing Activities

214

532

382

(318)

(168)

Dividend

0

(268)

0

268

0

Net Change in Cash

847

1,007

258

(160)

589

Source: Unaudited, Company financials

*	Working capital consists of net change in AR, inventory & AP.

- Working capital includes F/X effect (FY2008).

** Cash flow from investing activities excludes short term financial instruments KRW 965 B in Q2 ’08 and KRW 1,195 B in Q1 ’08 respectively.

LG Display

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Net Income Reconciliation to US GAAP

KRW bn

Q2 ’08

H1 ’08

Net Income under K GAAP

759

1,476

US GAAP Adjustments

(14)

(58)

Depreciation of PP&E

0

(1)

Amortization of IPR

10

19

ESOP

(1)

(1)

345kv

(1)

(1)

Pension expense

0

(1)

Bonds/CB (including F/X effect)

(28)

(57)

Available-for-sales securities

1

1

Stock appreciation rights

2

5

Cash flow hedge

10

0

Capitalization of financial interests

(3)

(5)

Income tax effect of US GAAP adjustments

(2)

(17)

Adjustment of AR discount loss

(2)

0

Net Income under US GAAP

745

1,418

Source: Unaudited, Company financials LG Display

22/25

EBITDA Reconciliation

K GAAP EBITDA

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

1. Operating Income

889

881

150

8

739

2. Depreciation of PP&E

683

671

674

12

9

3. Amortization of Intangible Asset

15

14

11

1

4

EBITDA (1+2+3)

1,587

1,566

835

21

752

US GAAP EBITDA

KRW bn

Q2 ’08

Q1 ’08

Q2 ’07

QoQ Change

YoY Change

1. Operating Income

900

892

147

8

753

2. Depreciation of PP&E

686

674

675

12

11

3. Amortization of Intangible Asset

4

4

2

0

2

EBITDA (1+2+3)

1,590

1,570

824

20

766

Source: Unaudited, Company financials

LG Display

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EBITDA Reconciliation (Continued)

We are adding depreciation and amortization to operating income to calculate EBITDA. It is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes.

We believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies.

EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

LG Display

24/25

Where Your Value Creation Begins

LG Display

www.lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 9, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/
Finance & Risk Management Department